                                       Filed by Yahoo! Inc. Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                                    and Deemed Filed Pursuant to
                                          Rule 14a-12(b) and Rule 14d-2(b) under
                                                 Securities Exchange Act of 1934

                                              Subject Company: HotJobs.com, Ltd.
                                                   Commission File No. 000-26891

                                                         Date: December 13, 2001

     The following is a transcript of a presentation, including questions and answers, made to members of the financial analyst community by Terry Semel, Chief Executive Officer of Yahoo! Inc., Susan Decker, Chief Financial Officer of Yahoo! and Elisabeth Blair, Vice-President and General Manager of Business and Local Media of Yahoo! Inc. conducted via teleconference at 3:00pm PT/6:00pm ET on December 12, 2001.

     This document contains forward-looking statements that involve risks and uncertainties concerning Yahoo!'s expected financial performance (as described without limitation in quotations from management in this press release), as well as Yahoo!'s strategic and operational plans. Actual results may differ materially from the results predicted and reported results should not be considered as an indication of future performance. The potential risks and uncertainties include, among others, the slower spending environment for advertising sales; the actual increases in demand by customers for Yahoo!'s premium and corporate services; the ability to successfully change the customer mix among Yahoo!'s advertising customers; general economic conditions (including the effects of the terrorist attacks on the United States on September 11, 2001 and related events); the ability to adjust to changes in personnel, including management changes; and the dependence on third parties for technology, content and distribution. All information set forth in this release and its attachments is as of December 12, 2001, and Yahoo! undertakes no duty to update this information. More information about potential factors that could affect the company's business and financial results is included in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001, including (without limitation) under the captions, "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are on file with the Securities and Exchange Commission (the "SEC") and available at the SEC's website at www.sec.gov.

     This document is neither an offer to purchase nor a solicitation of an offer to sell shares of HotJobs.com, Ltd. HotJobs stockholders are urged to read the relevant exchange offer documents when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares. At the time the offer, if any, is commenced, Yahoo! will file exchange offer materials with the U.S. Securities and Exchange Commission and HotJobs will file a solicitation/recommendation statement with respect to the offer. The exchange offer materials (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information, which should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all stockholders of HotJobs at no expense to them. The exchange offer materials (including the offer to purchase, the related letter of transmittal and all other documents filed with the Commission) and the solicitation/recommendation statement will also be available for free at the Commission's website at www.sec.gov.

--------------------------------------------------------------------------------

                        (Commencement of Conference Call)

     OPERATOR: Ladies and gentlemen, thank you for standing by. Welcome to the Yahoo! Inc. conference call.

     During the presentation, all participants will be in a listen-only mode. Afterwards, we will conduct a question-and-answer session. At that time, if you have a question, please press the one, followed by the four, on your telephone.

     As a reminder, this conference is being recorded Wednesday, December 12, 2001.

     I would now like to turn the conference over to Ms. Cathy Larocca, Investor Relations Specialist at Yahoo! Inc. Please go ahead, ma'am.

     CATHY LAROCCA: Thank you. Good afternoon. Thank you for joining us for Yahoo!'s conference call. Before I turn the call over to management, I ask for your patience while I read the required legal disclaimers.

     The matters discussed on this call contain forward-looking statements that involve risks and uncertainties concerning Yahoo!'s expected financial performance, as well as Yahoo!'s strategic and operational plans. Actual results may differ materially from the results predicted, and the reported results should not be considered as an indication of future performance. The potential risks and uncertainties include, among others, the slower spending environment for advertising sales, the actual increases in demands by customers for Yahoo!'s premium and corporate services, the ability to successfully change the customer mix among Yahoo!'s advertising customers, general economic conditions, the ability to adjust to changes in personnel, including management changes, and the dependence upon third parties for technology, content and distribution.

     All information discussed on this call is as of December 12, 2001, and Yahoo! undertakes no duty to update this information. More information about potential factors that could affect Yahoo!'s business and financial results is included in Yahoo!'s most recent annual report on Form 10-K for the fiscal year ended December 31, 2000 and quarterly report on Form 10-Q for the quarterly period ended September 30, 2001, including, without limitation, under the captions RISK FACTORS, and MANAGEMENT

DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION and RESULTS OF OPERATION, which are available online with the Securities and Exchange Commission and available online at www.sec.gov.

     The matters discussed on this call do not constitute an offer to purchase or a solicitation of an offer to sell shares of HotJobs.com. HotJobs' stockholders are urged to read the relevant exchange offer documents when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares.

     At the time of the offer, if any is commenced, Yahoo! will file exchange offer materials with the U.S. Securities and Exchange Commission, and HotJobs will file a solicitation/recommendation statement with respect to the offer.

     The exchange offer materials, including an offer to purchase, a related letter of transmittal and other documents, and a solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the offer.

     The offer to purchase, the related letter of transmittal, and certain other documents, as well as a solicitation/recommendation statement, will be made available to all stockholders of HotJobs at no expense to them.

     The exchange offer materials, including the offer to purchase, the related letter of transmittal, and all other documents filed with the commission and the solicitation/recommendation statement will also be available for free at the Commission's Web site at www.sec.gov.

     Now, I'd like to turn the call over to Terry Semel, Yahoo!'s CEO and Chairman. Terry?

     TERRY SEMEL: Good afternoon and good evening, and thank you all for joining us on this very exciting day for Yahoo!.

     With me today are Sue Decker, our CFO, and Elizabeth Blair, our Vice President of all of our listings businesses.

     As you know, earlier today, we made public our proposal to acquire HotJobs.com, a leader in the online segment of the recruiting market.

     Let me start by saying that this is a truly dynamic industry that has been high on our list. The careers advertising or classified business is a large and growing marketplace that lends itself perfectly to our strategy. Together, we believe Yahoo! and HotJobs will form a powerful new force in the online segment in the recruitment marketplace and become a valuable source for employers and recruiters seeking qualified candidates and resumes.

     Earlier today, I spoke with HotJobs' CEO, Dimitri Boylan, to discuss our proposal, and we're looking forward to hearing a response very soon.

     Yahoo!'s proposal to acquire HotJobs is consistent with our strategy outlined at our recent Analysts' Day. We've tried to build a diversified global business by focusing our efforts and leveraging our core strengths to provide deeper, more valuable solutions for our consumers and our business partners.

     In executing our online strategy, we have stated that we intend to move from aggregator to owner in several selected vertical areas to increase and diversify our revenues over the long-term.

     We are particularly excited about what HotJobs would bring to our listings category, one of the six business units that we have identified, and it would be a core part of our strategic focus going forward. We expect that HotJobs will drive additional revenues for Yahoo!, through listing fees from employers and recruiters, subscription fees for access to HotJobs' database and revenues, and the sale of in-house software.

     We believe that the acquisition of HotJobs will accelerate the growth of our careers offering and is entirely consistent with our strategy of pursuing acquisitions that make good financial sense and allow us to further diversify our revenues from our businesses.

     I will now turn the call over to Elizabeth, who will outline the market opportunities.

     ELIZABETH BLAIR: Thanks, Terry.

     Good afternoon, everyone. I'm going to take a few minutes today to walk you through the online segment of the recruitment marketplace and give you a sense of Yahoo!'s vision for that space.

     Millions of consumers come to Yahoo! every month looking for careers information. We have a very strong offering with the current Yahoo! Careers and the opportunity to reach our consumers across the Yahoo! platform, and these are precisely the people that recruiters and HR departments are looking to reach. They spend more than $10 billion a year in the U.S. placing ads, trying to fill job openings, and have indicated an interest in having several strong providers online and offline. We believe that Yahoo! is the partner of choice in this, as in many other segments, and that in combination with HotJobs, Yahoo! can accelerate its entry into the online recruitment segment.

     While the online component of this industry is still in its early stages, the opportunity is particularly appealing for Yahoo!. Recruitment has been one of the fastest industries to migrate online. Of the estimated $10 billion in recruitment advertising spending in the U.S. in 2001, approximately $9 billion will be spent with the newspapers.

This is one of their most lucrative and profitable businesses. And approximately 1 billion dollars, or 10 percent, will be spent online. That compares to 2 to 3 percent of spending for media overall, making online recruiting one of the strongest and fastest growing online marketing segments in the history of the Internet. While the online and offline recruiting markets have declined this year, as is typical in a recession, recruitment advertising historically leads other media out of recessions, with high double-digit growth rates in the first several years of recovery.

     Indeed, analysts predict that online recruitment spending should be growing up to 35 percent annually over the next several years, reaching $2-4 billion spent online by 2005.

     At Yahoo!, over the past nine months, we've accelerated our focus on the careers opportunity. We've relaunched Yahoo! Careers in March, in partnership with Headhunter.net, now CareerBuilder, and converted our entire platform to paid listings. At that time, we began to aggressively promote careers on the Yahoo! home page and across our network, and this has helped us to drive millions of additional career seekers through the Yahoo! careers channel. In June, Yahoo! launched a co-branded executive center with Korn/Ferry, which partnership has resulted in an incredibly valuable database of high-margin, high-value jobseeker candidates.

     At Yahoo!, we have long recognized that to build a successful business in careers, we must pursue both of the major revenue opportunities - paid job listings, as well as monetization of a resume database. We've been promoting and developing the resume asset and now are approaching two million resumes.

     As Terry said, we've identified careers as a terrific opportunity for us in the listings arena and an area where we would like to be the owner or principal, rather than an aggregator or agent. We are on the path to build that business ourselves, but a combination with HotJobs can accelerate that process. Combining HotJobs' client and revenue base, reach and resume database with Yahoo!'s assets, which include the world's largest online consumer audience of over 218 million consumers, 80 million of whom are active and registered, our existing careers assets, the ability to promote and integrate careers across our network, and our Fortune 500 client base will create a powerful player in the recruitment marketplace.

     Thank you very much, and I will turn it over to Sue Decker to discuss the specifics of the transaction.

     SUSAN DECKER: Thanks, Elizabeth.

     I'm now going to review the proposed deal terms and summarize the power of a Yahoo!/HotJobs combination.

     We are proposing to offer a fixed price of $10.50 per share for each outstanding share of HotJobs' common stock. The consideration would consist of equal parts, cash and stock, and would value HotJobs at approximately $436 million on a fully diluted basis.

     Upon reaching a definitive agreement with HotJobs, we expect to commence an exchange offer for all of HotJobs' outstanding common stock in order to close the transaction as quickly as possible. Yahoo! would use approximately $228 million of its existing cash balances to finance the cash portion of the consideration, although it's worth mentioning that HotJobs had $78.4 million of cash on hand as of its September 30 10-Q. Those cash costs include an estimated $25 million in transaction and closing costs. We believe our proposal is superior to that of TMP.

     First, it provides HotJobs' shareholders with greater value. Specifically, we're offering HotJobs' shareholders a premium of 23 percent over the average implied price of the TMP transaction over the last 30 days and a 6 percent premium over the implied price today, based on TMP's closing price on December 12, 2001.

     Second, the transaction provides value certainty relative to the TMP offer, which is structured as a fixed exchange ratio, stock for stock.

     Third, we believe we can provide faster execution on an agreed-upon deal. In fact, we believe a Yahoo!/HotJobs combination could close six to eight weeks after we've completed our due diligence review and have signed a definitive merger agreement.

     Finally, while any transaction we agree to with HotJobs is, of course, subject to regulatory approval, we believe there is significantly less regulatory risk associated with a Yahoo!/HotJobs combination than with TMP's current proposal.

     On balance, our proposal delivers superior value to HotJobs' shareholders and, at the same time, represents an attractive and financially disciplined transaction for Yahoo!. Upon reaching agreement on our proposed terms and closing such a transaction, we will still have $1.3 billion in unrestricted cash on our balance sheet using our September 30, 2001 level as a base.

     HotJobs would bolster our career offering by instantly positioning Yahoo! as the second largest company in the online segment of the recruiting marketplace. The assets Yahoo! brings to this combination are significant. We bring the world's largest online consumer audience, with over 218 million consumers, of which 80 million are active, registered consumers. We have the ability to integrate with other areas of our network, including our global platform. We can commit significant resources to future growth.

     HotJobs contributes its leading industry sales force, a diversified customer base of over 7,000 employers and recruiters, the number-one job board in the U.S., based on reach, and a treasure chest of more than five million resumes to add to our current database of nearly two million resumes today.

     Together, a combination of Yahoo! and HotJobs will create a powerful force in the online segment of the recruiting marketplace by combining the strengths of both companies. Before we take your questions, I'll turn the call back to Terry now for some concluding remarks.

     TERRY SEMEL: Thanks, Sue.

     So, in summary, we're obviously very excited about the potential to create a powerful new force in the worldwide global recruitment marketplace. We have made a financially disciplined offer that is superior to TMP's proposal. We can provide faster execution, less regulatory risk, and we believe the combination of our two companies provides better value to the HotJobs' shareholders, better opportunities for the HotJobs employees and the increased ability to capitalize on the future growth of this industry.

     I think we would like to turn it over to questions. Thank you.

     OPERATOR: Thank you. Ladies and gentlemen, we will now begin the question-and-answer session.

     If you have a question, you will need to press the one, followed by the four, on your telephone. You will hear a three-tone prompt acknowledging your request.

     If your question has been answered and you wish to withdraw your preliminary request, you may do so by pressing the one, followed by the three. If you're using a speakerphone, please lift up the handset before pressing the numbers. One moment, please, for the first question.

     Holly Becker with Lehman Brothers, please go ahead. Once again, Holly Becker with Lehman Brothers, your line is now open for questions.

     HOLLY BECKER: Hi, this is Holly Becker. Sorry about the delay.

     Can you give us any indication as to how important or evolving the software piece of the business is, the best that you know it, and versus the sort of core business, and what type of assets you're actually - are you - which assets you're actually buying this for and how we should think about it on those levels? And, also, the timing of when you expect that we'll have some sort of clarity on which way things are going to go now?

     ELIZABETH BLAIR: Yes, this is Elizabeth, and I'll speak to the first question in terms of the assets we're acquiring, and then Sue will speak to the timing of the transaction.

     You are correct that HotJobs has - monetizes their business in three primary ways: job listings, access to the resume database, and software. The software is the smaller part of that business, but very attractive, and obviously something we will look to combine with the other assets that we have here at Yahoo!.

     SUSAN DECKER: Great. Thanks, Holly. You know, the timing of this would really depend on the response from the board of HotJobs, but I think it's fair to say that we are prepared to close very quickly and would go through the usual process and would expect that if things moved along at a very expedited way we could be looking at a total timeframe of eight to twelve weeks till closure.

     OPERATOR: Your next question comes from Lanny Baker with Salomon Smith Barney. Please go ahead.

     LANNY BAKER: Thanks a lot. I have a couple questions. Number one is looking at the HotJobs financials where they had, I don't know, 50-plus million dollars in sales and marketing and 20-some million dollars in overhead, G&A-kind of expenses, can you give us your thumbnail thinking on how much of that the Yahoo! platform and Yahoo! overhead would eliminate or absorb?

     And then, also, can you give us your sense of what happens to the contract that you have with CareerBuilder, formerly HeadHunter? And, last, I was wondering if you have at this point any thoughts on your pricing strategy, if you'd be successful pricing the online recruitment services?

     SUSAN DECKER: Okay, let me start with that question, and then I'll pass it on to my colleagues.

     On your first question, Lannie, in terms of essentially what kind of synergies could we benefit from in this combination, let me just start by saying we have not done due diligence yet. That would be - our bid is conditioned upon completing that. Of course, we've looked at the public information out there. And I think it's fair to say that we see both cost synergies and revenue synergies by combining these two companies.

     Let me turn to Elizabeth for that CareerBuilder question.

     ELIZABETH BLAIR: Yes, so we have been working with CareerBuilder, formerly Headhunter.net in the careers channel as our channel partner. However, as I indicated in the Analysts' Day, this is an area that we would like to transition from such a channel partnership to ownership or principal status at the appropriate time.

     In terms of our pricing strategy, obviously, when we are closer to the business and asset, we will work with them to optimize the pricing of this along with our other marketing services offerings.

     TERRY SEMEL: Hi, it's Terry Semel. I think, without doubt, our intentions are to continue to honor our commitment to CareerBuilder. There is time left on our contract between the two companies, and we have every intention of honoring that.

     OPERATOR: Your next question comes from Henry Blodget with Merrill Lynch. Please go ahead.

     HENRY BLODGET: Thanks very much. Can you talk just a little bit about the status of the TMP/HotJobs deal? What's been holding that a little bit? And are there any break-up fees if that does come apart?

     And then, secondly, Elizabeth, if you can just talk about the relative size. You mentioned you'll be the second largest player at that point, but how big is Monster, what's the difference, and then what does the rest of the competitive landscape look like? Thanks.

     SUSAN DECKER: Yeah, I guess I'll take the beginning part of that question in terms of the status and the break-up fees.

     Henry, the contract that TMP has filed on HotJobs is a public document, so I don't want to spend a lot of time on this. But there are standard break-up fees associated with the TMP/HotJobs deal, and they amount to a combined total of about $17 million. In terms of where the transaction is, there's been a second request by the FTC, and it's been rumored to be held up by regulatory issues.

     ELIZABETH BLAIR: And in terms of the market size, you can look to several metrics. You can look to, obviously, the revenue, the reach and the size of the resume database, I think, would be the three key components. In terms of revenue, obviously, TMP has over $500 million of revenue, about 80 percent coming from U.S. HotJobs, over 100 million this year. In terms of reach, HotJobs over the past several months has been the number-one career board online. And in terms of resume database, TMP obviously having over 14 million resumes, the HotJobs/Yahoo! combination, as Sue said, would be approaching 7 million.

     OPERATOR: Your next question comes from Gordon Hodge with TWP. Please go ahead.

     GORDON HODGE: Yeah, I was just wondering what kind of a - what size client HotJobs might be of Yahoo! today, and then what other conditions, if any, besides due diligence, there are relative to your offer. Thanks.

     TERRY SEMEL: Hi, Gordon, Terry. I don't believe today we, for all intents and purposes, do any business together. So I think the answer to that would probably be zero, or certainly close to zero. And - I'm sorry, the second question?

     ELIZABETH BLAIR: Regulatory conditions.

     TERRY SEMEL: Regulatory conditions? We look forward to them being nothing but standard conditions. Collectively, we shouldn't represent - we certainly represent the number-two in the marketplace, and at least in terms of market share, a distant number two.

     SUSAN DECKER: We would go through - the offer would be subject to confirmatory due diligence and any closing subject to regulatory approval, as Terry said.

     OPERATOR: Your next question comes from Anthony Noto with Goldman Sachs. Please go ahead.

     KEVIN FLAHERTY: Hi, this is actually Kevin Flaherty for Anthony; he's traveling. Quick question in terms of - how many people does Yahoo! actually (inaudible) and focused on Yahoo! Careers right now? And what will the combined sales force look like relative to some of the competitors out there, like TMP? Thanks.

     ELIZABETH BLAIR: The actual dedicated headcount on Yahoo! Careers right now is very small. As we noted, we have a channel partnership with the CareerBuilder/Headhunter business and also a relationship with Korn/Ferry in the executive segment, so it's a small group internally at Yahoo!.

     There is no sales force at Yahoo! that is dedicated to the recruitment space. Again, that's provided currently by CareerBuilder and Headhunter, so we would be, obviously, assuming the HotJobs sales force.

     OPERATOR: Your next question comes from Safa Rashtchy with Piper Jaffray. Please go ahead.

     SAFA RASHTCHY: Yes, good afternoon. This is very exciting news, obviously.

     Terry, I'm wondering if you could talk about what this represents in terms of your new strategy moving towards the principal position rather than the aggregator here. You had talked about during the Analysts' Day, but is there some elements to this that make it different? Obviously, the combination of HotJobs and Monster would've made it much more difficult for Yahoo!, or anyone else for that matter, to catch up in the career area. Was - how much of a factor was that?

     And to what degree can we expect Yahoo! to move more towards buy versus build internally? Thank you.

     TERRY SEMEL: Thank you. Thank you for your question. I think in -- the short answer would be this definitely falls under the strategy that we had articulated on Analysts' Day. We, of course, did say that we would, in certain selective areas, look to become a principal, so I don't mean to give anyone the impression that this is an overall trend for Yahoo!.

     We see careers as one of those areas. We think the opportunity now with HotJobs is a very good opportunity, but let me be clear. We made a decision internally to look at this area of careers, and we will build the careers opportunity for Yahoo! regardless of the outcome of this transaction. This transaction will give us an ability to be larger, faster, and an ability to use our worldwide might with someone who already has a lot of U.S. customers.

     OPERATOR: Your next question comes from Mark May with JP Morgan H&Q. Please go ahead.

     MARK MAY: I apologize if you already touched on this a bit, but just wondering if you can elaborate a little bit about how the online recruitment space - what types of synergies there are with the stuff that you guys are doing on the business services/corporate services side. Thanks.

     SUSAN DECKER: Sure. Yeah, we actually see quite a number of synergies on a number of levels, not only with our commercial businesses, but our own HR group. We see a lot of opportunity to integrate the HotJobs features into many of the Yahoo! features, along with using the core platform. So, I think until we get in and do more specific due diligence, it would be premature to be very specific about quantifying any of that, but we think this is a very natural combination on many, many levels.

     ELIZABETH BLAIR: And I think in terms of integrating with our existing businesses, obviously, we, like HotJobs, call on a Fortune 500 client base. While they're selling recruitment services to them, we're currently selling our core marketing services and also the business services, as you highlighted, things like our Broadcast and Corporate Yahoo! services. So we see some terrific opportunities to expand how we work with those companies and partners.

     OPERATOR: Your next question comes from John Corcoran with CIBC Oppenheimer. Please go ahead.

     JOHN CORCORAN: Most of my other questions have been asked, but can you give any color as to why you're making this offer so late in the process between TMP and HotJobs?

     And, number two, is there any additional color you can provide on potential operating synergies? Because it certainly looks as though Monster and HotJobs are reasonably tailor-made for each other in light of what they're currently doing and how they're currently performing.

     TERRY SEMEL: Sure, it's Terry. Let me start.

     It became more and more obvious to us, and maybe to everybody, when you look at the spread of the two stocks and what we'll be reading about the potential of the existing officer - office - offer, excuse me. As we all know, HotJobs and TMP had been tied up for at least six months now. We saw this as good timing for us and a priority area for us, an opportunity to acquire HotJobs in a deal that looks quite uncertain. So we think it's, by far, a more superior alternative to their shareholders and a better opportunity for our company. So the timing is actually very good, and it came about as a result of lack of an ability to close the deal.

     ELIZABETH BLAIR: And I would add to that, obviously, as Terry said to start off, that when we met with the analysts and media community on November 15, we focused on the fact that - listings we've identified as a core business segment for us in the go-forward. Obviously, the career segment is one of, if not the most attractive of, the listing segments, so it was definitely something that we wanted to pursue.

     I think in terms of the synergies that you spoke about and asked for, some of the things we've discussed on the call, obviously, we can combine the incredible consumer and recruitment customer awareness and the resume database and the customer base. They have with the distribution power of our network to reach out to consumers, not just in the careers channel but across our network, ultimately, not just domestically, but worldwide. So there's some tremendous scale that we can bring in terms of users, and we believe they're obviously marketing in other efficiencies that will also be very useful for us.

     TERRY SEMEL: Kindly make this the last question, please.

     OPERATOR: Yes, thank you. Jeffrey Fieler with Bear Stearns, please go ahead.

     JEFFREY FIELER: Yeah, thank you. You mentioned on the call, of course, that your offer is conditioned on due diligence. But when you came up with your $10.50 price, I was hoping you could comment a little bit on the metrics you're looking at in terms of saying why it's a financially responsible deal. Are you looking at this deal to be accretive from an earnings perspective by, you know, 2002 or 2003? Or how are you thinking about this?

     SUSAN DECKER: Sure, Jeffery, this is Sue. Thanks for the question. You know, we looked at a number of factors when we considered what we should bid. First, we looked at the underlying cash flows of the company, the competitor multiples, market conditions, and what we bring to the table. All of this, of course, is subject to confirmatory due diligence, but we did look at a number of factors in looking at our bid. We also felt that the timing was terrific in that we feel this is going to be a very powerful online segment down the road and that we are moving in at a time when we had a real opportunity from a cyclical point of view well into the cycle and feel like that's well into the process, but we're getting closer to the recovery.

     In terms of the impact on our own financials, again, that would be subject to doing due diligence. If you just look at the price that we offered today, the
- it's fair to say that it would be accretive to both after-tax cash flow and on an EBITDA multiple basis within six to twelve months.

     With that, we'd like to thank everybody for joining us today, and we really appreciate your time. Thank you.

     OPERATOR: Thank you. Ladies and gentlemen, that does conclude your conference for today. You may all disconnect, and thank you for participating.

                            (End of Conference Call)

--------------------------------------------------------------------------------

     This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12(b) and Rule 14d-2(b) under the Securities Exchange Act of 1934.